FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Allemang, Arnold A.	2. Issuer Name and Ticker or Trading Symbol The Dow Chemical Company (DOW)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) Executive Vice President
(Last) (First) (Middle) 2030 Dow Center	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 02/27/03
(Street) Midland, MI 48674		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	02/27/03		M		10,800	A			D
Common Stock	02/27/03		F(1)		3,516	D	$26.83		D
Common Stock	02/27/03		J(2)		7,284	D		0.000	D
Common Stock								2,943.423	I	by 401(k) Plan
Common Stock								839.312	I	by 401(k) Plan ESOP
Common Stock								1,872.000	I	by IRA
Common Stock	02/27/03		J(2)		7,284	A		57,164.000	I	by Trust 1(3)
Common Stock								53,261.000	I	by Trust 2
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Deferred Stock - Performance Shares(4)	$0.000	02/27/03		M			10,800(5)	(6)	02/27/03	Common Stock	10,800		0.000	D

Explanation of Responses:

(1) Shares withheld pursuant to tax withholding rights under award and option plans in a transaction exempt under Rule 16b-3.
(2) Change in form of ownership.
(3) Arnold Avery Allemang and Teresa Sue Spangler Allemang, as Trustee of the Arnold Avery Allemang Revocable Trust U/A 07/28/94.
(4) The plan pursuant to which the reported grant was made provides for tax withholding rights.
(5) Shares indicated are one-half of the number of shares vested according to the terms of the plan. Delivery is in two equal annual installments.
(6) 1998 Performance Shares vest upon meeting or exceeding specified Company performance criteria. Performance shares earned to be delivered in two equal installments on February 27, 2002 and February 27, 2003.

By: /s/ Arnold A. Allemang Anold A. Allemang **Signature of Reporting Person	03/03/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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